FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event regarding call and agenda for Ordinary Shareholders’ Meeting

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 2351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile –March 25, 2014

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Today, March 25, 2014, Mr. Carlo Ljubetic, Alternate Chief Executive Officer of AFP Provida S.A., has reported the following communication to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges:

Please be advised that the Board of Directors of AFP Provida S.A. resolved to call for an Ordinary Shareholders Meeting, which will take place on April 30, 2014, 9:00 A.M., at Pedro de Valdivia 100, 1st. Floor, Providencia, in order to decide the following matters:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2013.

2.- Profit distribution.

3.- Presentation of Profit Distribution Policy.

4- Election of the members of the Board of Directors and determining their compensation for 2014.

5.- Determining compensation for the members of the Board of Directors’ Committee for 2014 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2014.

7.- Designation of the Rating Agencies.

8.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

9.- Details of operations in compliance with Title XVI Law No. 18,046.

10.- Determining the daily newspaper where the notifications of the Shareholders’ Meeting shall be published.

11.- Other matters legally ascribed to the Ordinary Shareholders’ Meeting.

The legal advertisements of the Shareholders' Meeting will be published on April 15, April 21 and April 25, 2014, in the newspaper “El Mercurio”.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	March 25, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 25, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer